FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number: 001-33433

CHINA SUNERGY CO., LTD.

No. 123 Focheng West Road

Jiangning Economic & Technical Development Zone

Nanjing, Jiangsu 211100, People’s Republic of China

(86 25) 5276 6688

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-        N/A

CHINA SUNERGY CO., LTD.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Sunergy Co., Ltd.

By:	/s/ Allen Ruennsheng Wang
Name:	Allen Ruennsheng Wang
Title:	Chief Executive Officer

Date: May 21, 2008

For Immediate Release

CHINA SUNERGY ANNOUNCES FINANCIAL RESULTS FOR THE FIRST QUARTER 2008

First Quarter Revenues of US$77.0 million, up 7.8% from the Previous Quarter; Shipments

Amounting to 24.0MW; Net income US$0.5 million; Net Operating Cash Inflow of US$60.7 million

Nanjing, China – May 20th, 2008 – China Sunergy Co., Ltd. (Nasdaq: CSUN), (“China Sunergy” or the “Company”) a specialized solar cell manufacturer based in Nanjing, China, announced today its financial results for the first quarter of 2008.

First Quarter Financial Results

•

Revenues were US$77.0 million, representing 32.3% and 7.8% increase compared to the first quarter and the fourth quarter of 2007, respectively; revenues generated from solar cell sales were US$75.0 million, representing 49.5% and 10.8% increase compared to the first quarter and the fourth quarter of 2007, respectively.

•

Gross profit was US$7.1 million compared to US$9.6 million and US$4.6 million during the first quarter and the fourth quarter of 2007, respectively. Gross margin was 9.2%, compared to 16.6% and 6.4% during the first quarter and the fourth quarter of 2007, respectively.

•	Quarterly net income was US$0.5 million, compared to net income of US$5.4 million and a net loss of US$2.3 million in the first quarter and fourth quarter of 2007, respectively.

•

Basic and diluted net earnings attributable to holders of ordinary shares were US$0.01 per ADS compared to a net income of US$0.17 and a net loss of US$0.06 per ADS in the first quarter and the fourth quarter 2007, respectively.

Commenting on the quarter, Allen Wang, CEO of China Sunergy remarked:

“Despite the three-week interruption to our operations caused by the snow storms in January, and the higher wafer costs during the quarter, we managed to turn around and get back to profitability in the first quarter. Our improved financial performance was largely a result of the higher ASP achieved by successfully ramping our high efficiency cell production levels, and the steady improvements made to our internal operations. In particular, I am delighted to report that the working capital management and control measures we began putting in place at the end of last year have improved our cashflow and liquidity position.”

First Quarter and Recent Operational Highlights

•

Quarterly production of 22.6 megawatts (“MW”) of solar cells represented a 13.0% increase on a year-over-year basis and a 1.3% increase sequentially. The relatively small increase over the fourth quarter of 2007 was due to the impact of the heavy snow storm in January 2008.

•	Shipments of our solar power products amounted to approximately 24.0 MW, representing a 31.1% increase on a year-over-year basis and a 3.4% increase sequentially.

•

Shipments of high efficiency cells during the first quarter of 2008 amounted to 9.1 MW, or 39% of total core cell shipments, up from 0.8 MW, or 3.6% of total core cell shipments, during the fourth quarter of 2007.

•	Average selective emitter cell conversion efficiency slightly decreased to 17.2% from 17.3% in the fourth quarter 2007.

•

Conversion of P-type lines to high efficiency (“HP”) lines continued to progress smoothly. We have already completed the conversion of two mono-crystalline P-type lines and cells produced on these HP lines achieved an average conversion efficiency rate of over 16.8% during the first quarter of 2008.

•

Stricter working capital management and controls yielded a net operating cash inflow of US$60.7 million; the controls included more restrictive policies on pre-payments to suppliers, and tighter payment terms for receivables and payables, as well as better inventory management.

“I am increasingly optimistic about our long-term future, particularly given the success we are achieving with our high efficiency cells and the positive impact they are having on our margins this year.” Continued Dr. Wang, “I believe we are now in a better position to manage our profitability along with the various development programs we have for high efficiency cells.”

Technological Developments

During the quarter the Company continued to make progress with the production of its high-efficiency cell technology.

Average selective emitter cell conversion efficiency decreased to 17.2% from 17.3% in the fourth quarter of 2007 due to the interruption to production caused by the snow storm in January 2008. A maximum conversion efficiency of 18.5% was recorded during the quarter.

The Company is continuing to upgrade its current P-type cell production facilities by converting existing mono-crystalline P-type lines to HP lines and will complete the conversion of its remaining two mono-crystalline P-type lines to HP-type lines by the end of the second quarter.

The Board has approved the establishment of a R&D center in Shanghai with an initial investment of US$8.0 million. The R&D center will focus on the development of new high efficiency cell types, particularly N-type cells. The construction of the R&D center is scheduled to be completed during the first half of 2009.

First Quarter 2008 Financial and Business Review

Revenues, shipment and production

During the first quarter of 2008, revenues increased 32.3% on a year-over-year basis, and 7.8% sequentially to US$77.0 million.

Sales from solar cells, modules and processed cells under OEM arrangements and other sales accounted for 97.4%, 2.1%, 0.3% and 0.2%, of total revenues, respectively. Shipments, including 0.4MW for module sales and 0.4MW of solar cells processed under OEM arrangements, amounted to approximately 24.0 MW, compared to 18.3 MW during the first quarter of 2007 and 23.2 MW during the fourth quarter of 2007.

Revenues and Shipment Comparison between Q1 2008 and Q4 2007

	Q1 2008		Q4 2007
	Volume*	Value (US$mm)	Volume*	Value (US$mm)
Solar cell sales	23.2	75.0	22.4	67.7
Polysilicon sales	—	—	0.8	0.7
Module sales	0.4	1.6	0.8	3.1
OEM	0.4	0.2	—	—
Other sales		0.2	—	—

*	All volumes are expressed in MW except for polysilicon sales which are expressed in metric tons.

During the first quarter of 2008, the Company increased its quarter-on-quarter sales of solar cell products by 10.8% as compared to the previous quarter. The percentage of solar cell sales in overseas markets as to the total solar cell sales was 37.4% in the first quarter of 2008 compared to 24.1% and 40.6% in the first quarter and the fourth quarter of 2007, respectively.

Of the 23.2 MW of core cells shipped during the first quarter, 9.1 MW were in the form of high efficiency cells (which we define as cells with a conversion efficiency rate of 17% and above) and 14.1 MW in the form of normal P-type cells. Of the 9.1MW of high efficiency cells shipped, 4.0 MW were selective emitter cells and 5.1 MW were HP cells (which we define as P-type cells with conversion efficiency rate of 17% and over).

Gross profit, gross margins and average selling price (“ASP”)

Gross profit for the quarter was US$7.1 million, which led to a blended gross margin of 9.2%, up from 6.4% in the previous quarter, as a result of the gross margin contribution from higher ASP resulting from the shipment of a greater volume of high efficiency cell products. The sequential increase in gross margin on solar cell sales from 6.3% to 8.8% was mainly attributable to higher ASP as a result of increased shipment of high efficiency cells and stronger product demand from customers. However, our gross margin decreased by 7.4% compared to the first quarter of 2007, mainly due to higher wafer costs.

Margin Breakdown

	Gross margin
	Q1 2008	Q4 2007
Solar cell sales	8.8%	6.3%
Polysilicon Sales	—	12.2%
Module sales	11.7%	7.8%
OEM	65.1%	—
Other sales	90.3%	—

Blended	9.2%	6.4%

Blended ASP for the first quarter of 2008 rose from US$3.02 per watt in the previous quarter to US$3.23 per watt due to a greater portion of high efficiency cells, strong product demand and the strengthening of the Renminbi against U.S. dollar. The blended ASP for the first quarter of 2007 was US$2.95.

Wafer costs

Wafer costs continued to account for a large portion of our overall manufacturing costs. In the first quarter of 2008, wafer costs rose to US$2.64 per watt compared to US$2.23 and US$2.54 per watt in the first quarter, and the fourth quarter of 2007, mainly due to the strengthening of the Renminbi against the U.S. dollar and an increase in the average cost per wafer in Renminbi terms. Wafer costs per watt as a percentage of total production costs per watt increased from 87.8% in the first quarter of 2007 and 90.1% in the fourth quarter 2007 to 90.3% in the first quarter 2008. Other production costs, which mainly consisted of other raw materials, labor, depreciation and utilities, were US$0.28 per watt and largely the same as those in the first quarter and the fourth quarter of 2007.

SG&A, operating profit and net income

Our SG&A expenses in the first quarter of 2008 were US$4.4 million, compared to US$2.8 million period-over-period and US$5.3 million sequentially. The share based compensation charges were US$0.7 million, compared to US$0.1 million in the first quarter and the fourth quarter of 2007.

Due primarily to higher gross margin, the Company made an operating profit of US$2.2 million. This compares to an operating profit of US$6.5 million and an operating loss of US$1.2 million for the first and fourth quarters of 2007, respectively.

With a higher gross margin, the Company improved its net income to US$0.5 million in the first quarter of 2008 compared to a net loss of US$2.3 million in the previous quarter. However, our net income decreased by US$4.9 million period-over-period, mainly due to higher raw material costs and operating expenses.

Balance sheet and cash flow

As of March 31, 2008, the Company had cash and cash equivalents of US$110.4 million. Net operating cash inflow for the first quarter was US$60.7 million, mainly attributable to stricter control over prepayments to raw material suppliers, better management of both receivables and payables, and stricter enforcement of payment terms as well as better inventory management. In the first quarter of 2008, depreciation was US$1.3 million and capital expenditures were US$12.7 million. The capital expenditures were related to prepayments made for equipment relating to the expansion of our selective emitter cell lines.

Commenting on the financial results, Kenneth Luk, CFO of China Sunergy, said:

“We continue to look for cost effective ways to strengthen our balance sheet and improve liquidity. Going forward, we will continue to do whatever we can to strengthen our cashflow, so that we can be in a better position to expand our production capacity, fund R&D, secure long-term supply contracts and pay down bank loans.”

Outlook

Given the success of our first quarter production of HP cells, the company will convert the two remaining mono-crystalline P-type lines to HP lines. With the exception of one multi-crystalline P-type line, this conversion is expected to be completed by the end of the first half of 2008. In addition, all four of our new selective emitter lines are expected to be in mass production during the fourth quarter of 2008. This will bring our total capacity to 320 MW by the end of the year based on six-inch wafers.

The Company maintains its full year 2008 production target at 125-145 MW, with approximately 65 to 85 MW expected to come from high efficiency cell products. These high efficiency cell products are projected to comprise of approximately 25-35 MW of selective emitter cells and 40 -50 MW of HP cells.

The Company anticipates its gross margin for the second quarter to be between 9% and 10%, and production volume in the range of 30-32MW.

Recent Management Updates

During the quarter, China Sunergy announced the appointment of three new independent directors. Mr. Steven Morgan, 57, Mr. Wang Wenze, 66, and Ms. Jian Li, 55, joined the Company’s board of directors on May 13th, 2008. Each brings with them approximately 25 years of experience and unique strengths in advisory roles.

Additionally, as of June 30th, 2008, Mr. Alan Smith, an independent director on the board of directors, will be stepping down from his role.

Quarterly Earnings Conference Call Details

China Sunergy’s management team will host a conference call to discuss results from 1Q 2008 on Tuesday 20th May at 5:00 am (US Pacific Time)/8:00 am (US Eastern Time)/8:00 pm (Beijing/Hong Kong Time). A live audio webcast of the conference call will be available on China Sunergy’s website at www.chinasunergy.com. To listen to the conference call, please use the dial in numbers below:

Dial-in numbers and pass code:

U.S toll free number: + 1 866 356 3377

International: + 1 617 597 5392

Passcode: 40930870

For those who cannot access the live broadcast, a replay will be available online from two hours after the end of the call until June 2, 2008. Please dial:

U.S toll free number: + 1 888 286 8010

International: + 1 617 801 6888

Passcode: 66841138

About China Sunergy Co., Ltd.:

China Sunergy Co., Ltd. (NASDAQ: CSUN) (“China Sunergy”) is a leading manufacturer of solar cell products in China as measured by production capacity. China Sunergy manufactures solar cells from silicon wafers utilizing crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect. China Sunergy sells solar cell products to Chinese and overseas module manufacturers and system integrators, who assemble solar cells into solar modules and solar power systems for use in various markets. For more information please visit www.chinasunergy.com.

For further information contact:

Financial Dynamics

Julian Wilson: julian.wilson@fd.com

Phone: + (86) 10-8591-1951

Peter Schmidt: peter.schmidt@fd.com

Phone: +(86) 10-8591-1953

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the company’s ability to raise additional capital to finance the company’s activities; the effectiveness, profitability, and the marketability of its products; the Company’s plan to expand and enhance its production facilities; the future trading of the common stock of the company; the ability of the company to operate as a public company; the period of time for which its current liquidity will enable the company to fund its operations; the company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the company’s operating results and financial condition; the company’s ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials and other risks detailed in the company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

The following financial information is extracted from the Company’s condensed consolidated financial statements for the respective periods.

China Sunergy Co., Ltd.

Unaudited Condensed Consolidated Income Statement Information

(In US$ ‘000, except share and per share data)

	For the 3 months ended
	Mar 31, 2008	Dec 31, 2007	Mar 31, 2007
Net sales	77,040 5	71,497	58,235
Cost of goods sold	(69,936)	(66,888)	(48,597)

Gross profit	7,104	4,609	9,638

Operating expenses:
Selling expenses	(617)	(571)	(223)
General and administrative expenses	(3,798)	(4,771)	(2,578)
Research and development expenses	(506)	(449)	(295)

Total operating expenses	(4,921)	(5,791)	(3,096)

Income/(Loss) from operations	2,183	(1,182)	6,542
Interest expense	(1,874)	(2,027)	(1,423)
Interest income	394	456	58
Other income/(expenses), net	201	32	176

Income/(Loss) before income tax	904	(2,721)	5,353
Income tax (expense) benefit	(359)	467	17

Net income/(loss)	545	(2,254)	5,370
Dividend on Series A redeemable convertible preferred shares			(98)
Dividend on Series B redeemable convertible preferred shares			(209)
Dividend on Series C redeemable convertible preferred shares			(147)

Net income/(loss) attributable to ordinary shareholders	545	(2,254)	4,916

Net income/(loss) per ADS
Basic	$0.01	$(0.06)	$0.17
Diluted	$0.01	$(0.06)	$0.17

Weighted average ADS outstanding
Basic	39,603,782	39,555,463	17,424,000
Diluted	39,761,711	39,555,463	29,780,463

China Sunergy Co., Ltd

Unaudited Condensed Consolidated Balance Sheet Information

(In US$ ‘000, except share and per share data)

	Mar 31, 2008	Dec 31, 2007
Assets
Current Assets
Cash and cash equivalents	110,397	60,458
Restricted cash	26,054	23,473
Accounts Receivable (net)	9,498	26,817
Other receivable (net)	19,039	16,316
Inventories	53,501	56,092
Advance to suppliers	44,903	79,912
Amount due from related companies	569	2,112
Current deferred tax assets	430	527

Total current assets	264,391	265,707
Property, plant and equipment, net	66,410	52,929
Land use rights	2,168	2,179
Deferred tax assets	262	329

Total assets	333,231	321,144

Liabilities and shareholders’ equity
Current liabilities
Short-term bank borrowings	121,812	121,841
Accounts payable	8,275	7,157
Accrued expenses and other current liabilities	2,809	2,344
Advance from customers	5,602	4,893
Amount due to related companies	1,744	8
Income tax payable	195	—

Total current liabilities	140,437	136,243
Other liabilities	1,019	1,053

Total liabilities	141,456	137,296

Shareholders’ equity
Ordinary shares: US$0.0001 par value; 237,704,357 and 237,332,777 shares issued outstanding as of March 31, 2008 and December 31, 2007, respectively	24	24
Additional paid-in capital	179,577	178,361
Retained (deficit) earnings	(4,310)	(4,855)

Accumulated other comprehensive income	16,484	10,318

Total shareholders’ equity	191,775	183,848

Total liabilities and shareholders’ equity	333,231	321,144

China Sunergy Co., Ltd.

Unaudited Condensed Consolidated Cash Flow Statement Information

(In US$ ‘000, except share and per share data)

	For the 3 months ended
	Mar 31, 2008	Dec 31, 2007	Mar 31, 2007
Operating activities:
Net income (loss) attributable to holders of ordinary shares	545	(2,254)	4,916
Dividend on Series A redeemable	—	—	98
Dividend on Series B redeemable	—	—	209
Dividend on Series C redeemable	—	—	147

Net Income (Loss)	545	(2,254)	5,370

Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	1,272	1,215	969
Bad debt provision	14	955	—
Inventory provision	455	545	190
Share based compensation	739	144	115
Provision for warranty costs	26	51	12

Changes in operating assets and liabilities:
Inventories	2,135	1,798	3,956
Accounts receivable	17,319	(857)	13,469
Advances to suppliers	34,996	(1,130)	(23,735)
Prepaid expenses and other current assets	(2,246)	(4,888)	(319)
Amounts due from related parties	1,543	163	(2,975)
Accounts payable	693	(3,716)	3,403
Accrued expenses and other current liabilities	411	528	624
Advances from customers	709	2,928	4,734
Amount due to related parties	1,735	(1,080)	2
Deferred other income	(60)	815	—
Interest and income tax payable	249	(69)	524
Deferred tax assets	164	(467)	(17)

Net cash provided by (used in) operating activities	60,699	(5,319)	6,322

Investing activities:
Purchases of property, plant and equipment	(12,206)	(7,067)	(1,957)
Change in restricted cash	(2,580)	3,364	(9,531)

Net cash used in investing activities	(14,786)	(3,703)	(11,488)

Financing activities:
Proceeds from short-term bank borrowings	53,757	35,594	55,841
Repayment of bank borrowings	(58,644)	(48,170)	(21,341)

Net cash (used in) provided by financing activities	(4,887)	(12,576)	34,500

Effect of exchange rate changes used	8,913	5,687	1,372

Net increase in cash and cash equivalents	49,939	(15,911)	30,706

Cash and cash equivalents at the beginning of the period	60,458	76,369	14,749

Cash and cash equivalents at the end of the period	110,397	60,458	45,455